18006065

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2018

Washington DC
408

SEC FILE NUMBER
8-68267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MSA Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3110 Main Street, Suite 310
(No. and Street)

Santa Monica (City) CA (State) 90405 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Fillo 310-392-7607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, L.L.P.
(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza, Suite 1800 (Address) Houston (City) TX (State) 77046 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher Fillo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MSA Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Member

Title

See attached CA Jurat Form

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ~~________________~~
2 ~~________________~~
3 ~~________________~~
4 ~~________________~~
5 ~~________________~~
6 ~~________________~~

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 14 day of February, 2018, by
Date *Month* *Year*

(1) Christopher Fillo

(and (2)__________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______
Signature of Notary Public

LINDSAY SANTOS
Notary Public - California
Los Angeles County
Commission # 2173593
My Comm. Expires Nov 25, 2020

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: MSA Securities Annual Audit Report **Document Date:** __________

Number of Pages: 2 **Signer(s) Other Than Named Above:** __________

weaver
Assurance • Tax • Advisory

Report of Independent Registered Public Accounting Firm

To the Managing Member
MSA Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MSA Securities, LLC (the Company) as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2014.

Houston, Texas
February 12, 2018

ASSETS

Assets		
Cash	$	36,314
Prepaid expenses		886
Total assets	**$**	**37,200**

LIABILITIES AND MEMBERS' EQUITY

Liabilities		-
Members' Equity		
Total members' equity		37,200
Total liabilities and members' equity	**$**	**37,200**

The accompanying notes are an integral part of this financial statement.

NOTE 1 – NATURE OF BUSINESS

MSA Securities, LLC (the "Company") was incorporated on December 11, 2008 in the State of Delaware and conducts business from a single office located in Santa Monica, California. The primary purpose of the Company is to operate as an introducing broker-dealer. The Company negotiates and structures the issuances of securities and other M&A transactions on behalf of clients and engages in related activities in furtherance of such purposes. The Company is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). These financial statements were approved by management and available for issuance on February 12, 2018. Subsequent events have been evaluated through this date.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, including the fair value of investments, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes." ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, and disclosures. As of December 31, 2017, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Cash

Cash consists of demand deposits at U.S. financial institutions. Such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company considers the credit risk of such financial institutions to be remote and has not experienced and does not expect to experience any losses in any such accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued

Members Equity
The Company is organized as a limited liability company (LLC), which is governed by a limited liability company agreement (the LLC Agreement). Significant terms of the LLC Agreement are summarized as follows:
The managing member will make capital contributions. The non-managing members' interests consist of profits interest only. Allocation of net income or loss is allocated among the members in accordance with the LLC Agreement. Distributions to members are at the sole discretion of the managing member. Based on the terms of the LLC Agreement, the members' equity balance at December 31, 2017 is entirely allocable to the managing member.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio with aggregate indebtedness would exceed 10 to 1).

At December 31, 2017, the Company has net capital of $36,314, which was $31,314 in excess of its required net capital of $5,000. The Company has no aggregate indebtedness at December 31, 2017.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 4 – INVESTMENTS

Effective June 30, 2017 the Company transferred its investment in private operating companies to its members.
The changes in its investment, is as follows for the year ended December 31:

	2017
Beginning balance	$ 1,276,746
Change in value	270,787
Distribution of asset	(1,547,533)
Ending balance	$ -

NOTE 5 – RELATED PARTY

The managing member of the Company has an ownership interest in Main Street Advisors, Inc., which provides management services to the Company free of charge.

MSA SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2017

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.